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Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5000 tel 86 10 8567 5123 fax

June 12, 2018

Re:	Puxin Limited (CIK No. 0001726189)
Registration Statement on Form F-1 (File no. 333-225047)

Mr. Charles Eastman

Mr. Terry French

Mr. Paul Fischer

Ms. Celeste M. Murphy

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Eastman, Mr. French, Mr. Fischer and Ms. Murphy:

On behalf of our client, Puxin Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 initially filed on May 18, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) and exhibit 1.1 via EDGAR with the Commission.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on June 14, 2018, and is filing the joint acceleration requests concurrently with the filing of the Amended Registration Statement. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

*        *        *         *

Securities and Exchange Commission	2	June 12, 2018

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or Bingqing Pan at +852-2533-3354 (bingqing.pan@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yunlong Sha, Chief Executive Officer
Mr. Peng Wang, Chief Financial Officer
Puxin Limited

Ms. Dan Ouyang, Esq.
Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmatsu Certified Public Accountants LLP